Exhibit 99.3

Press Release

AC Immune Reports First Quarter 2022 Financial Results and Provides Corporate Update

Two clinical readouts delivered in Q1; five more expected by year-end

Interim data from the Phase 1b/2a trial of ACI-35.030 confirm the favorable safety and potent immunogenicity of this first-in-class anti-pTau vaccine

First images of alpha-synuclein in patients’ brains presented at AD/PDTM Conference provide clinical proof-of-concept for ACI-12589 as a PET tracer for alpha-synucleinopathies (e.g. MSA)

Strong financial position of CHF 173.8 million ensures the Company is fully financed through at least Q1 2024

Lausanne, Switzerland, April 28, 2022 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today reported results for the quarter ended March 31, 2022, and provided a corporate update.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “We continue to make strong progress in pursuit of our mission to enable the earlier diagnosis, treatment, and ultimately prevention, of neurodegenerative diseases. Our recent AD/PDTM presentations exemplified the breadth and innovative excellence of our approaches, including ACI-12589 generating the first live images of alpha-synuclein in human brains. This critical breakthrough lays the groundwork for precision medicine, including a pathway for biomarker-based development for NeuroOrphan indications.”

Prof. Pfeifer continued: “Throughout the remainder of 2022, we expect to report five additional clinical data readouts from vaccine, antibody, and diagnostic programs targeting Abeta and Tau, including top line results from the landmark Alzheimer’s prevention trial of anti-Abeta antibody crenezumab expected in the coming months. Each of the anticipated milestones represents an important opportunity for value creation and an affirmation of AC Immune’s position as a global leader in addressing neurodegenerative diseases. We look forward to executing on our plan in the year ahead and are pleased to be well financed through at least Q1 2024.”

Q1 2022 and Subsequent Highlights

▪	Reported the first live images of alpha-synuclein in the human brain with ACI-12589, AC Immune’s wholly-owned alpha-synuclein (a-syn) positron emission tomography (PET) tracer, at the AD/PDTM 2022 Conference. Clinical PET image analyses showed enhanced contrast and a-syn target specificity in patients with multiple system atrophy (MSA), as well as increased tracer retention in brain areas affected by MSA disease processes. Together with preclinical data also presented at AD/PDTM 2022, these analyses demonstrate ACI-12589’s potential to be the first non-invasive diagnostic for alpha-synucleinopathies (e.g. MSA).

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▪	Hosted a key opinion leader webinar on a-syn as a target in neurodegenerative diseases featuring Oskar Hansson, MD, PhD, of Skåne University Hospital and Lund University. To view the presentation and a replay of the webinar, click here.

▪	Announced interim Phase 1b/2a trial data confirming the consistent safety and potent immunogenicity of ACI-35.030, a first-in-class phosphorylated-Tau (pTau) vaccine candidate. Data from the high-dose cohort showed the strong induction of antibodies selective for pTau and its aggregated form, enriched paired helical filaments (ePHF). The data also support ACI-35.030’s favorable safety profile and plans for its continued late-stage development.

▪	Published new data on the optimized formulation of ACI-24 in the peer-reviewed journal Brain Communications, showing that the anti-Abeta vaccine was well tolerated in preclinical models and generated a broad polyclonal anti-Abeta response with high titers of antibodies against neurotoxic pyroglutamate Abeta (pyroGlu-Abeta), a major component of Abeta plaques. Optimized ACI-24 was also shown to have enhanced and sustained immunogenicity against another key pathological Abeta species, oligomeric Abeta, in preclinical studies presented at AD/PDTM 2022.

▪	Expanded leadership with the appointment of Howard Donovan as Chief HR Officer and member to the Executive Committee. Mr. Donovan is an internationally experienced, commercially focused leader. He joins from the World Economic Forum, where he led People Services since 2015.

▪	Joerg Hornstein, Chief Financial Officer, will leave in the second half of 2022 to pursue a new opportunity. AC Immune is well positioned with two members of the company’s proven Finance Leadership Team who will transition to new roles. Christopher Roberts is appointed Vice President, Finance and interim CFO. Julian Snow is appointed Vice President, U.S. Finance & Corporate Development.

Achieved and Anticipated 2022 Clinical Milestones

ACI-12589 a-syn-PET tracer	Reported results from first-in-human study at AD/PD™ 2022 conference
ACI-35.030 anti-pTau vaccine	Reported Phase 1b/2a interim analysis from highest dose group in Q1; Expect to disclose future late-stage development plans in H2 2022
ACI-24 (optimized) anti-Abeta vaccine	ACI-24 (optimized vaccine formulation) Phase 1b/2a first-patient-in (AD) in H1 2022 Phase 1b in AD readout and decision to move into DS expected in H2 2022
Crenezumab anti-Abeta antibody	Top line Phase 2 results from AD prevention trial in patients with autosomal dominant AD expected in H1 2022
Semorinemab anti-Tau antibody	Additional fluid biomarker data from the Phase 2 Lauriet study in mild-to-moderate AD expected in H2 2022
PI-2620 Tau-PET tracer	Phase 2 and Phase 1 results in AD and progressive supranuclear palsy (PSP) respectively, expected in H2 2022
ACI-7104 anti-a-syn vaccine	Initiation of Phase 2 trial in early PD expected in H2 2022

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Analysis of Financial Statements for the Quarter Ended March 31, 2022

▪	Cash Position: The Company had a total cash balance of CHF 173.8 million, composed of CHF 57.8 million in cash and cash equivalents and CHF 116.0 million in short-term financial assets. This compares to a total cash balance of CHF 198.2 million as of December 31, 2021. The Company’s cash balance provides enough capital resources to progress through at least Q1 2024 without consideration of potential incoming milestone payments.

▪	R&D Expenditures: R&D expenses increased by CHF 1.8 million for the three months ended March 31, 2022, to CHF 15.1 million.

o	Discovery and preclinical expenses (- CHF 0.6 million): The Company decreased expenditures across a variety of its discovery and preclinical programs, led by ACI-24 for DS as this program advances into clinical development.

o	Clinical expenses (+ CHF 0.9 million): The Company increased expenditures across multiple clinical programs, predominantly for ACI-24 for DS and ACI-7104 as the program prepares to enter Phase 2 testing in early PD patients in H2 2022.

o	Other non-allocated (+ CHF 1.5 million): The Company’s other non-allocated R&D expenditure increased by CHF 0.9 million related to the reallocation of certain IT and facilities costs and IT related investments as well as CHF 0.6 million across various other cost centers.

▪	G&A Expenditures: For the three months ended March 31, 2022, G&A decreased by CHF 0.2 million to CHF 4.2 million. This decrease is predominantly related to a CHF 0.7 million reallocation of certain IT and facilities expenditures made in Q1 2022 that were not reclassified in the prior period.

▪	Other Operating Income: The Company recognized CHF 0.5 million in grant income for R&D activities performed under our Michael J. Fox Foundation for Parkinson’s Research (MJFF) and Target ALS grants, an increase of less than CHF 0.1 million compared to the prior period.

▪	IFRS Loss for the Period: The Company reported a net loss after taxes of CHF 18.8 million for the three months ended March 31, 2022, compared with a net loss of CHF 16.7 million for the comparable period in 2021.

2022 Financial Guidance

▪	For the full year 2022, the Company expects its total cash burn to be in the range, CHF 75 million to CHF 80 million. The Company defines cash burn as operating expenditures adjusted to include capital expenditures and offset by significant non-cash items (including share-based compensation and depreciation expense).

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About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU and SG. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, NO and RU.

For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone: +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com

U.S. Media Shani Lewis LaVoieHealthScience Phone: +1 609 516 5761 Email: slewis@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Consolidated Balance Sheets

(In CHF thousands)

	As of March 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	4,908	5,116
Right-of-use assets	2,774	2,914
Intangible asset	50,416	50,416
Long-term financial assets	363	363
Total non-current assets	58,461	58,809
Current assets
Prepaid expenses	2,805	3,015
Accrued income	152	975
Other current receivables	266	428
Short-term financial assets	116,000	116,000
Cash and cash equivalents	57,835	82,216
Total current assets	177,058	202,634
Total assets	235,519	261,443

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	1,795	1,794
Share premium	431,253	431,251
Treasury shares	(124)	(124)
Accumulated losses	(218,793)	(200,942)
Total shareholders’ equity	214,131	231,979

Non-current liabilities
Long-term lease liabilities	2,196	2,340
Net employee defined-benefit liabilities	7,281	7,098
Total non-current liabilities	9,477	9,438

Current liabilities
Trade and other payables	501	2,003
Accrued expenses	10,571	16,736
Deferred income	266	717
Short-term lease liabilities	573	570
Total current liabilities	11,911	20,026
Total liabilities	21,388	29,464
Total shareholders’ equity and liabilities	235,519	261,443

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Consolidated Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

	For the Three Months Ended March 31,
	2022	2021
Revenues
Contract revenue	—	—
Total revenue	—	—

Operating expenses
Research & development expenses	(15,123)	(13,329)
General & administrative expenses	(4,166)	(4,338)
Other operating income/(expense)	459	416

Total operating expenses	(18,830)	(17,251)
Operating loss	(18,830)	(17,251)

Financial income	—	—
Financial expense	(154)	(26)
Exchange differences	140	543
Finance result, net	(14)	517
Loss before tax	(18,844)	(16,734)
Income tax expense	(4)	—
Loss for the period	(16,848)	(16,734)
Loss per share:
Basic and diluted loss for the period attributable to equity holders	(0.23)	(0.23)

Consolidated Statements of Comprehensive Income/(Loss)

(In CHF thousands)

	For the Three Months Ended March 31,
	2022	2021
Loss for the period	(18,848)	(16,734)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences	10	—
Items that will not be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined-benefit plans	—	—
Other comprehensive income/(loss)	10	—
Total comprehensive loss, net of tax	(18,838)	(16,734)

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Reconciliation of income/(loss) to adjusted income/(loss) and earnings/(loss) per share to adjusted earnings/(loss) per share

	For the Three Months Ended March 31,
In CHF thousands, except for share and per share data	2022	2021
Loss	(18,848)	(16,734)
Adjustments
Non-cash share-based payments[1]	989	857
Foreign currency (gains)/losses[2]	(218)	(621)
Adjusted Loss	(18,077)	(16,498)

Loss per share – basic and diluted	(0.23)	(0.23)
Adjustment to loss per share – basic and diluted	0.01	0.00
Adjusted loss per share – basic and diluted	(0.22)	(0.23)
Weighted-average number of shares outstanding Adjusted loss –basic and diluted	83,486,354	72,305,949

[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and Euro with the Swiss Franc.

Adjustments for the three months ended March 31, 2022, decreased net loss by CHF 0.8 million compared with a decrease to net loss of CHF 0.2 million for the comparable period in 2021, respectively. The Company recorded CHF 1.0 million and CHF 0.9 million for share-based compensation expenses, respectively, in each of these periods. There were foreign currency re-measurement gains of CHF 0.2 million and CHF 0.6 million, respectively, primarily related to movement in the USD-CHF exchange rate during the respective periods.

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